Filed by Cardinal Health, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                      Subject Company: Syncor International Inc.
                                                   Commission File No. 000-08640


CARDINAL HEALTH [LOGO]

                                                        7000 Cardinal Place
                                                        Dublin, OH 43017

NEWS RELEASE

                                                         www.cardinal.com





Cardinal Health, Inc. Contacts:                               Media
                                                              David Verbraska
                                                              614-757-3690

                                                              Investor Relations
                                                              Stephen Fischbach
                                                              614-757-7067

Syncor International Corporation Contact:                     William Powell
                                                              818-737-4702


               HART-SCOTT-RODINO ANTITRUST REVIEW PERIOD EXPIRES
           FOR ACQUISITION OF SYNCOR INTERNATIONAL BY CARDINAL HEALTH

             COMPANIES EXPECT TO COMPLETE MERGER BY THE END OF 2002

DUBLIN, OHIO, AND WOODLAND HILLS, CALIFORNIA, AUGUST 1, 2002 -- Cardinal Health, Inc. (NYSE: CAH) and Syncor International Corporation (Nasdaq: SCOR) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired with respect to the proposed acquisition of Syncor by Cardinal Health. The transaction is expected to be completed by the end of 2002 subject to satisfaction of customary conditions, including Syncor shareholder approval. Syncor's shareholders' meeting is expected to take place in the fall of 2002.

This acquisition provides Cardinal Health with a leadership presence in the high-growth and profitable nuclear pharmacy business and advances its strategy of expanding the breadth of offerings it provides to health care customers.

As previously announced, the terms of the transaction call for Syncor shareholders to receive 0.52 Cardinal Health common shares for each share of Syncor common stock owned, with Cardinal Health issuing approximately 14 million shares on a fully diluted basis. The combination has been structured as a tax-free transaction.

Cardinal Health and Syncor announce
Expiration of HSR waiting period
Page 2


ABOUT CARDINAL HEALTH
_____________________
Cardinal Health, Inc. (http://www.cardinal.com) is the leading provider of products and services supporting the health care industry. Cardinal Health companies develop, manufacture, package and market products for patient care; develop drug-delivery technologies; distribute pharmaceuticals, medical-surgical and laboratory supplies; and offer consulting and other services that improve quality and efficiency in health care. Headquartered in Dublin, Ohio, the company employs more than 49,000 people on five continents and produces annual revenues of more than $44 billion. Cardinal Health is ranked #23 on the current Fortune 500 list and was named one of "The World's Best" companies by Forbes magazine in 2002.

ABOUT SYNCOR
____________
Syncor International Corporation is a leading provider of high technology health care services concentrating on nuclear pharmacy services, medical imaging, niche manufacturing and radiotherapy. In the nuclear pharmacy services business, Syncor compounds and dispenses radiopharmaceuticals for diagnostic and therapeutic use by nuclear medicine departments in hospitals and outpatient clinics. Syncor distributes these time-critical pharmaceuticals to more than 7,000 U.S.-based customers through an integrated network of 130 domestic and 19 international nuclear pharmacies. Medical imaging services are provided through an integrated network of 70 domestic and 19 internationally owned or operated facilities. Medical imaging operations in the U.S. are conducted by Syncor's wholly owned subsidiary, Comprehensive Medical Imaging, Inc. Syncor also owns or operates nine domestic and two international production facilities for positron emission tomography (PET) radiopharmaceuticals, and is a party to a series of agreements to make PET technology more accessible to healthcare providers and patients nationwide. For more information visit www.syncor.com.


____________________________

Except for historical information, all other information in this news release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in Cardinal Health's and Syncor International's Form 10-K, Form 8-K and Form 10-Q reports and exhibits to those reports, and include (but are not limited to) the costs, difficulties, and uncertainties related to the integration of acquired businesses, the pending acquisition of Syncor by Cardinal Health, the loss of one or more key customer or supplier relationships, changes in the distribution patterns or reimbursement rates for health-care products and/or services, the costs and other effects of governmental regulation and legal and administrative proceedings, and general economic and market conditions. Cardinal Health and Syncor undertake no obligation to update or revise any forward-looking statements.

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Syncor in connection with the proposed merger, and their interests in the solicitation, is set forth in a Schedule 14A filed on June 14, 2002 with the SEC. Cardinal Health intends to file a registration statement on Form S-4 in connection with the transaction, and Syncor has filed a preliminary proxy statement on Schedule 14A and intends to mail a definitive proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of Syncor are urged to read the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus when it becomes available because each contain important information about Cardinal Health, Syncor and the transaction. Investors and security holders may obtain a free copy of the preliminary proxy statement/prospectus at the SEC's Web site at www.sec.gov. When it becomes available, a free copy of the definitive proxy statement/prospectus may also be obtained from Cardinal Health or Syncor at the SEC's Web site at www.sec.gov. Cardinal Health and Syncor and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Syncor in favor of the transaction. Information regarding the interests of Syncor's officers and directors in the transaction will be included in the proxy statement/prospectus. In addition to the registration statement on Form S-4 to be filed by Cardinal Health in connection with the transaction, and the definitive proxy statement/prospectus to be mailed to the stockholders of Syncor in connection with the transaction, each of Cardinal Health and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800/SEC-0330 for further information. The reports, statements and other information filed by Cardinal Health and Syncor with the SEC are also available for free at the SEC's Web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Cardinal Health or Syncor. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decision.